02029698

ARS
P.E. - 12/31/01

First Federal of Olathe Bancorp, Inc.

2001 ANNUAL REPORT

1st Federal Savings of OLATHE

A Local Association Since 1923
100 East Park Street, PO Box 636
Olathe, KS 66051
(913) 397-6737

March 25, 2002

To Our Shareholders:

The Board of Directors, Officers and Employees of First Federal of Olathe Bancorp, Inc. and its wholly owned subsidiary, First Federal Savings and Loan Association of Olathe, are pleased to provide you with our annual report.

Fiscal 2001 marked our first full year as a stock company after our conversion which was completed in April 2000. Our Company, along with our nation, experienced great changes in September 2001, and our thoughts, prayers, and feelings are still with all those whose lives have been altered by those events. The entire financial industry realized significant changes throughout the year, regarding privacy, security and record low interest rates.

For First Federal of Olathe Bancorp, assets increased from $50,420,882 to $55,435,788, for the fiscal ending December 31, 2001. Total shareholder's equity for the parent corporation decreased from $14,836,079 to $12,240,768, primarily due to the purchase of treasury stock and the $4.00 per share return of capital distribution. Net earnings were down from $1,005,785 to $560,411, primarily due to the compensation cost recorded in connection with the benefit plans approved on April 25, 2001 by shareholders. Basic earnings per share was $1.12 at December 31, 2001.

While 2001 was successful for the Company, we look forward to continued achievements in 2002. We will continue to fulfill our goals of operating a safe and sound community-oriented financial institution, committed to our customers and the local community we serve, along with obtaining returns for you, our shareholders.

Thank you for your support and confidence in our Company.

Sincerely,

Mitch Ashlock
President and Chief Executive Officer

GENERAL INFORMATION

First Federal of Olathe Bancorp, Inc. ("First Federal of Olathe Bancorp" or the "Company") is a Kansas corporation, which is the holding company for First Federal Savings and Loan Association of Olathe ("First Federal Savings" or the "Association"). The Company was organized by the Association for the purpose of acquiring all of the capital stock of the Association in connection with the conversion of the Association from mutual to stock form, which was completed on April 11, 2000 (the "Conversion"). The only significant assets of the Company are the capital stock of the Association, the Company's loan to the Association's employee stock ownership plan and the portion of the conversion proceeds retained by the Company. The business of the Company consists of the business of the Association.

The Association is a federally chartered savings association located in Olathe, Kansas. The Association was founded in 1923 as a state-chartered mutual savings association under the name Central Building and Loan Association. In 1934, the Association converted to a federal mutual savings association charter and adopted its current name. The Association is regulated by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation. The Association's deposits are insured by the Federal Deposit Insurance Corporation under the Savings Association Insurance Fund. At December 31, 2001, the Company had total assets of $55.4 million, deposits of $37.7 million and stockholders' equity of $12.2 million.

First Federal Savings operates as a traditional savings association, specializing in one- to four-family residential mortgage lending and savings deposits. First Federal Savings' business consists primarily of attracting retail deposits from the general public and using those funds to originate real estate loans. First Federal Savings holds its loans for long-term investment purposes. First Federal Savings also invests in various investment securities.

The executive office of the Company and the Association is located at 100 East Park Street, Olathe, Kansas 66061 and its telephone number is (913) 782-0026.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents our consolidated financial data as of and for the three years ended December 31, 2001, and should be read in conjunction with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," each of which is included elsewhere in this document. The selected balance sheets and statements of income data, insofar as they relate to the three years in the three-year period ended December 31, 2001, have been derived from our audited consolidated financial statements.

	At December 31,		
	2001	2000	1999
		(In Thousands)	
Selected Consolidated Balance Sheet Data:			
Total assets	$ 55,436	$ 50,421	$ 46,612
Loans receivable, net	38,415	36,059	31,472
Investment securities:			
Held to maturity	5,500	12,594	11,000
Available for sale	1,848	829	619
FHLB stock	380	330	308
Deposits	37,671	28,504	36,203
FHLB advances	5,000	6,600	1,000
Total stockholders' equity	12,241	14,836	9,169

	Years Ended December 31,		
	2001	2000	1999
		(In Thousands)	
Selected Consolidated Operations Data:			
Total interest income	$ 4,149	$ 3,907	$ 3,540
Total interest expense	2,144	1,901	1,945
Net interest income	2,005	2,006	1,595
Provision for loan losses	—	—	150
Net interest income after provision for loan losses	2,005	2,006	1,445
Fees and service charges	23	13	20
Gain on sale of other real estate	14	—	—
Total non-interest income	37	13	20
Total non-interest expense	1,027	399	306
Income before income tax	1,015	1,620	1,159
Income tax provision	455	614	391
Net income	560	1,006	768
Unrealized gain (loss) on investment securities available for sale, net of deferred tax expense	12	151	(141)
Comprehensive income	$ 572	$ 1,157	$ 627
Earnings per share, Basic	$ 1.12	$ 1.33	N/A
Earnings per share, Diluted	1.11	1.33	N/A

	Years Ended At December 31,		
	2001	2000	1999
Selected Consolidated Financial Ratios and Other Data:			
Performance Ratios:			
Return on assets (ratio of net income to average total assets)	1.02%	2.00%	1.66%
Return on equity (ratio of net income to average equity)	3.91	4.71	8.60
Interest rate spread information:			
Average during period	2.16	2.70	2.64
End of period	3.35	2.99	2.69
Net interest margin[1]	3.65	4.12	3.59
Ratio of operating expense to average total assets	1.85	0.79	0.66
Ratio of average interest-earning assets to average interest-bearing liabilities	138.14	136.40	121.46
Asset Quality Ratios:			
Non-performing assets to total assets at end of period	.49	0.59	0.29
Allowance for loan losses to non-performing loans	63.87	58.53	—
Allowance for loan losses to loans receivable, net	.46	0.49	0.55
Capital Ratios:			
Equity to total assets at end of period	22.08	29.42	19.67
Average equity to average assets	25.81	28.99	19.31
Other Data:			
Number of full-service offices	1	1	1

[1] Net interest income divided by average interest earning assets.

Management's Discussion and Analysis Of Financial Condition and Results of Operations

General

First Federal of Olathe Bancorp was formed as part of the conversion of First Federal Savings from a mutual to stock savings association. Thus, the business and management of First Federal of Olathe Bancorp consist of the business and management of First Federal Savings. First Federal Savings' net income is primarily dependent on its net interest income, which is the difference between interest income earned on its mortgage loans and investment securities and its cost of funds consisting of interest paid on deposits and borrowings. First Federal Savings' net income also is affected to a lesser extent by the amount of non-interest income, including income from fees and service charges, and non-interest expenses such as employee compensation and benefits, deposit insurance premiums, occupancy and administration costs and income taxes. Earnings of First Federal Savings also are affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, which are beyond the control of First Federal Savings. The information contained in this section should be read in conjunction with the consolidated financial statements, the accompanying notes to consolidated financial statements and the other sections contained in this document.

First Federal of Olathe Bancorp, Inc. is a Kansas corporation organized in December 1999 by the Association for the purpose of becoming a holding company of the Association. On April 11, 2000, the Company acquired all of the capital stock of the Association in exchange for 50% of the net conversion proceeds of the issued shares of its common stock to persons who submitted orders in the subscription and community offerings. Immediately following the conversion, the only significant assets of the Company were the capital stock of the Association, the Company's loan to the ESOP and the remainder of the net Conversion proceeds retained by the Company. At the present time, the Company does not intend to employ any persons other than officers of the Association, and the Company will utilize the support staff of the Association from time to time. Additional employees will be hired as appropriate to the extent the Company expands or changes its business in the future.

Forward-Looking Statements

This report includes statements that may constitute forward looking statements, usually containing the words "believe," "estimate," "expect," "intent" or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause future results to vary from current expectations include, but are not limited to, the following: changes in economic conditions (both generally and more specifically in the markets in which the Company operates); changes in interest rates, accounting principles, policies or guidelines and in government legislation and regulation (which change from time to time and over which the Company has no control); and other risks detailed in this report and the Company's other Securities and Exchange Commission filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Financial Condition

Total assets increased by $5.0 million, or 10.0%, to $55.4 million at December 31, 2001 from $50.4 million at December 31, 2000. This increase consisted of an increase of $8.3 million in federal funds sold, an increase of $2.3 million in mortgage loans, and an increase of $1.0 million in available-for-sale securities offset by net maturities and calls of $7.1 million in investments held to maturity. These changes were fueled by the overall growth in the Association during the year, as well as additional calls made on investments due to dropping interest rates.

Mortgage loans increased $2.3 million, or 6.5%, to $38.4 million at December 31, 2001 from $36.1 million at December 31, 2000. The increase reflects the Association's controlled growth strategy, including capitalizing on the strong housing market in the Association's market area during the year ended December 31, 2001. The Company continued to see growth in its market even after the September 11, 2001 attacks.

Securities held to maturity decreased $7.1 million, or 56.3%, to $5.5 million at December 31, 2001 from $12.6 million at December 31, 2000, reflecting the maturity or call of various federal agency debt securities. Securities available for sale increased $1.0 million, which reflects the Company's investment in 5.7% non-cumulative preferred stock of Freddie Mac. Federal funds sold increased to $8.3 million at December 31, 2001 as the Company invested proceeds from security maturities and calls and increased overall deposits into these short-term overnight investments. There were no federal funds sold at December 31, 2000.

Deposits increased $9.2 million, or 32.2%, to $37.7 million at December 31, 2001 from $28.5 million at December 31, 2000. Of this increase, $5.1 million, or 56.7% occurred in customer deposits in 30 and 60 month saving certificates, which increased as the Company maintained higher competitive rates. The increase in deposits is also due to the Association's decision, during the first quarter of 2001, to accept brokered certificates of deposit from out-of-state sources.

Advances from the Federal Home Loan Bank decreased $1.6 million, or 24.2%, to $5.0 million at December 31, 2001 from $6.6 million at December 31, 2000. The decrease is due to $1.6 million in note advances being paid off as the Company has realized an increase in deposits during 2001.

Total stockholders' equity decreased $2.6 million, or 17.5%, to $12.2 million at December 31, 2001 from $14.8 million at December 31, 2000, which results principally from a $4 per share special cash distribution to the stockholders of the Company and, to a lesser extent, a stock repurchase program and stock compensation award program to certain directors, officers and employees.

Management utilized a stock repurchase program during the period as a tool to enhance its capital management strategy. The Board of Directors authorized the repurchase of 55,632 shares in May 2001 and another 55,632 shares in October 2001. The Company completed the first block of the repurchase during the third quarter of 2001 and, as of December 31, 2001, had repurchased a total of 67,632 shares of its common stock at an average cost of $23.43 per share, or a total cost of $1.6 million, in open market transactions.

In order to provide investors with a tax free return on their investment in the Company's stock, the Board of Directors, on December 4, 2001, approved a $4.00 per share special cash distribution payable December 24, 2001. The total distributed under the arrangement amounted to $2.1 million.

In addition, the Company awarded 25,030 of the shares held in treasury, with a basis of $583,269, to certain officers and directors of the Company under the 2001 Recognition and Retention Plan, a stock bonus plan for directors and key employees, which resulted in $513,115 of Deferred Compensation and a charge of $70,154 to Retained Earnings (for the difference between the basis of the treasury shares and fair market value of the shares at the date of grant). Deferred Compensation was recorded as a result of shares awarded under the Recognition and Retention Plan, which will be recognized as compensation expense over the vesting period.

Analysis of Net Interest Income

Net interest income represents the difference between interest earned on interest-earning assets and interest paid on interest-bearing liabilities. Net interest income depends on the volume of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on them.

The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the total dollar amount of interest expense on average interest-bearing liabilities and the resultant rates. No tax-equivalent adjustments were made.

	Years Ended December 31,					
	2001			2000		
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
	(Dollars in Thousands)					
Interest-earning assets:						
Loans receivable[1]	$ 38,166	$ 3,297	8.64%	$ 33,738	$ 2,931	8.69%
Investment securities	9,874	624	6.32	13,044	831	6.37
FHLB stock	379	25	6.77	317	25	8.04
Interest-earning deposits	6,434	203	3.15	1,633	120	7.35
Total interest-earning assets	54,853	4,149	7.56	48,732	3,907	8.02
Other non-interest-earning assets	575			1,595		
Total assets	$ 55,428			$ 50,327		
Interest-bearing liabilities:						
Savings deposits	$ 3,716	99	2.66	$ 4,535	126	2.78
Money market accounts	1,758	48	2.76	1,921	57	2.98
Certificate accounts	28,617	1,658	5.79	26,687	1,548	5.80
FHLB advances	5,621	339	6.03	2,583	170	6.58
Total interest-bearing liabilities	39,712	2,144	5.40	35,726	1,901	5.32
Non-interest-bearing liabilities	1,368			475		
Equity	14,348			14,126		
Total liabilities and equity	$ 55,428			$ 50,327		
Net interest income		$ 2,005			$ 2,006	
Net interest rate spread			2.16%			2.70%
Net earning assets	$ 15,141			$ 13,006		
Net yield on average interest-earning assets			3.65%			4.12%

(1) Calculated net of loan fees, loans in progress and loan loss reserves. Nonaccruing loans would be included in the average loan amounts, although First Federal Savings has not had any nonaccruing loans during recent periods.

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and that due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to changes in volume (i.e., changes in volume multiplied by old rate) and changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

	Years Ended December 31, 2001 vs 2000		
	Increase/(Decrease) Due To		Total Increase/ (Decrease)
	Volume	Rate	
	(In Thousands)		
Interest-earning assets:			
Loans receivable	$ 383	$ (17)	$ 366
FHLB stock	4	(4)	0
Investment securities	(201)	(6)	(207)
Interest-earning deposits	184	(101)	83
Total interest-earning assets	$ 370	$ (128)	$ 242
Interest-bearing liabilities:			
Savings deposits	$ (21)	$ (6)	$ (27)
Money market	(4)	(5)	(9)
Certificate accounts	113	(3)	110
FHLB advances	184	(15)	169
Total interest-bearing liabilities	$ 272	$ (29)	$ 243
Net interest income			$ (1)

Comparison of Operating Results for the Years Ended December 31, 2001 and 2000

Net Income. Net income for the year ended December 31, 2001 decreased by $446,000, or 44.3%, to $560,000 from $1.006 million for the year ended December 31, 2000. The decrease was due principally to the recognition of compensation cost recognized under stock benefit plans. Compensation expense related to the Recognition and Retention Plan, which was approved by the Company's stockholders on April 25, 2001, amounted to $173,000 for the year ended December 31, 2001. Compensation cost recognized under the ESOP amounted to $314,000 for the year ended December 31, 2001.

Basic earnings per share (EPS) decreased 15.8% to $1.12 for the year ended December 31, 2001 from $1.33 in the same period of 2000. The 2000 earnings per share has been calculated based on net income for the period April 26, 2000 (date of conversion to a stock company) through December 31, 2000. The Company previously reported earnings per share for 2000 at $1.96 per share, which reflected net income for all of 2000. Earnings per share for 2000 was restated to reflect net income from the date of the conversion (from a mutual to stock Association) to the end of the year. The Company's annualized return on average assets for the years ended December 31, 2001 and 2000 was 1.0% and 2.0%, respectively. The return on average stockholders' equity amounted to 3.9% and 4.7% for the years ended December 31, 2001 and 2000, respectively. The return for 2000 has been restated, from 7.1% previously reported, as a result of reflecting a return with net income from April 26, 2000 to December 31, 2000 rather than net income for all of 2000.

Net Interest Income. For the year ended December 31, 2001, net interest income decreased by $1,000 to $2.005 million from $2.006 million for the year ended December 31, 2000. The decrease reflects an increase of $242,000, or 6.2%, in interest income to $4.149 million for the year ended December 31, 2001 from $3.907 million for the year ended December 31, 2000, and an increase of $243,000, or 12.8%, in interest expense, to $2.144 million for the year ended December 31, 2001 from $1.901 million for the year ended December 31, 2000. The net interest margin decreased to 3.7% in 2001, as compared to 4.1% in 2000.

Interest income increased principally as a result of the increase in the volume of interest earning assets. The annualized yield on average interest-earning assets decreased to 7.6% in 2001 from 8.0% in 2000, while average earning assets increased to $54.853 million at December 31, 2001 as compared to $48.732 million for the same period in 2000. The increase in average interest-earning assets was attributable principally to an increase in loans receivable due to favorable economic conditions and the strong single-family housing market in Johnson County, Kansas. The average yield on loans receivable decreased to 8.6% for the year ended December 31, 2001 from 8.7% for the year ended December 31, 2000, with the majority of the decrease in rates occurring in the last half of 2001.

The interest expense increase is partially attributed to an increase in average advances from the FHLB during the year. The interest expense on Federal Home Loan Bank Advances increased $169,000 to $339,000 for the year ended December 31, 2001 from $170,000 for the same period in 2000, which reflected the increase in the average outstanding balances of advances from the Federal Home Loan Bank during 2001.

Interest expense on deposits increased $74,000 to $1.805 million for the year ended December 31, 2001 from $1.731 million for the same period in 2000, which reflected the increase in the average outstanding deposit balances to $34.091 million for 2001 from $33.143 million for 2000. In addition, the average yield on all deposits increased .1% to 5.3% during the period ended December 31, 2001 as opposed to 5.2% for the period ended December 31, 2000, which results from shift by customers from lower cost savings deposits to higher rate local and brokered long-term deposit accounts.

Provision for Loan Losses. The provision for loan losses was $0 for the years ended December 31, 2001 and 2000. Although no additions were made to the allowance for loan losses during 2001, management continues to closely assess the loan portfolio for inherent losses and reports all loans greater than 30 days past due to the Board of Directors. In addition, detail review and discussion occurs with management and the Board for those loans that approach the 60 and 90 days past due levels.

At December 31, 2001 and 2000, the allowance for loan losses was $175,000, which represents .46% and .49%, respectively, of net loans. There were four non-performing loans at December 31, 2001 and three non-performing loans at December 31, 2000. The allowances for loan losses, at December 31, 2001 and 2000 represent 63.87% and 58.53%, respectively, of non-performing loans. First Federal Savings has two loans in the over 90-day category, .49% of total assets, as of December 31, 2001, the collateral for which was destroyed and for which full recovery is pending from a hazard insurance company. There were three loans in the over 90-day category, .59% of total assets, at December 31, 2000.

In assessing the inherent losses in First Federal Savings' portfolio at December 31, 2001 and 2000, management examined its market area, the increase in the size of its loan portfolio, its problem assets, the components of its loan portfolio, including loans on non-owner occupied properties and statistical data for financial institutions. Generally, management considered, among other things, the following matters: First Federal Savings' total loan portfolio increases during these periods, total non-owner occupied property loan increases from 1998 to 2001 and increases in the number of loans (originated during 2000) to borrowers that are not depositors or known on a personal basis by management. Based upon this analysis, management concluded that no provision for loan losses was required for the years ended December 31, 2001 and 2000.

Historical net charge-offs are not necessarily indicative of the amount of net charge-offs that First Federal Savings will realize as it continues to evolve and grow. First Federal Savings' management assesses the adequacy of the allowance for loan losses based on the known inherent losses in the loan portfolio and management's continuing analysis of the quality of the loan portfolio. While management believes that, based on the information currently available, First Federal Savings' allowance for loan losses is sufficient to cover probable losses inherent in its loan portfolio at this time, no assurances can be given that First Federal Savings' level of allowance for loan losses will be sufficient to cover loan losses incurred by First Federal Savings or that future adjustments to the allowance for loan losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions used by management to determine the current level of the allowance for loan losses. Management may increase its level of allowance for loan losses as a percentage of its total loans and nonperforming loans if the level of loans on non-owner occupied properties, commercial loans, consumer lending or loan purchases as a percentage of its total loan portfolio increases. In addition, various regulatory agencies, as an integral part of their examination process, periodically review First Federal Savings' allowance for loan losses. These agencies may require First Federal Savings to provide additions to the allowance based on judgments different than management.

Non-interest income. Non-interest income increased $24,000 to $37,000 for the year ended December 31, 2001 from $13,000 for the year ended December 31, 2000. The increase is principally attributable to the gain of $14,000 on the disposal of other real estate owned during the second quarter of 2001.

Non-interest expense. Non-interest expense increased $628,000 to $1.027 million for the year ended December 31, 2001 from $399,000 for the year ended December 31, 2000. This increase was principally due to increases in compensation cost and professional fees. During the second quarter of 2001, the Company began recognizing compensation expense under the Recognition and Retention Plan. Compensation expense totaling $173,000 was recognized under the Plan during the year ended December 31, 2001, $103,000 of which represents the 20% that immediately vested under the plan. The Company also recognized $314,000 of compensation expense under the ESOP during the year ended December 31, 2001. This includes compensation expense for additional shares released to plan participants as a result of the $4 per share special cash distribution on ESOP shares. In addition, professional fees increased 75.9% or $88,000 to $204,000 from $116,000 for the years ended December 2001 and 2000, respectively. The increase was principally due to increased services provided in preparing for and holding the annual shareholder meeting as well as preparing and accounting for the 2001 Stock Option and Recognition and Retention plans.

Income Taxes. Income taxes decreased by $159,000 to $455,000 for the year ended December 31, 2001 from $614,000 for the year ended December 31, 2000. The effective tax rates were 44.8% and 37.9% for the years ended December 31, 2001 and 2000, respectively. The effective rate increased mainly due to nondeductible ESOP Compensation expense in 2001.

Asset/Liability Management and Market Risk

Interest Rate Sensitivity. Savings institutions such as First Federal Savings are subject to interest rate risk to the extent their interest-bearing liabilities, consisting primarily of deposit accounts and FHLB advances, mature or reprice more rapidly, or on a different basis, than their interest-earning assets, consisting predominantly of 15-year fixed rate real estate loans and investments held for investment and liquidity purposes. Having interest-bearing liabilities that mature or reprice more frequently on average than assets may be beneficial in times of declining interest rates, although such an asset/liability structure may result in declining net interest earnings during periods of rising interest rates. Conversely, having interest-earning assets that mature or reprice more frequently on average than liabilities may be beneficial in times of rising interest rates, although this asset/liability structure may result in declining net interest earnings during periods of falling interest rates.

Net Portfolio Value. First Federal Savings monitors and evaluates the potential impact of interest rate changes upon the market value of First Federal Savings' portfolio equity on a quarterly basis, in an attempt to ensure that interest rate risk is maintained within limits established by the Board of Directors. First Federal Savings uses the quarterly reports from the OTS which show the impact of changing interest rates on First Federal Savings' net portfolio value ("NPV"). NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution has greater than "normal" interest rate risk if it would suffer a loss of NPV exceeding 2.0% of the estimated market value of its assets in the event of a 200 basis point increase or decrease in interest rates. A resulting change in NPV of more than 2% of the estimated market value of an institution's assets will require the institution to deduct from its risk-based capital 50% of that excess change, if and when a rule adopted by the OTS takes effect. Under the rule, an institution with greater than "normal" interest rate risk will be subject to a deduction of its interest rate risk component from total capital for purposes of calculating the risk-based capital requirement. However, the OTS has indicated that no institutions will be required to deduct capital for interest rate risk until further notice. Because a 200 basis point increase in interest rates would have resulted in First Federal Savings' NPV declining by more than 2% of the estimated market value of First Federal Savings' assets as of December 31, 2001, First Federal Savings would have been subject to a capital deduction at December 31, 2001 if the regulation had been effective as of such date.

The following table presents First Federal Savings' NPV at December 31, 2001, as calculated by the OTS, based on information provided to the OTS by First Federal Savings.

		Net Portfolio Equity			
Changes in Interest Rates (Basic Points)	Estimated NPV	Amount of Change NPV	Percent Change in NPV	NPV as a % of Portfolio Value of Assets	Basic Point Change
		(Dollars in Thousands)			
300	12,063	(3,760)	(24)%	21.46%	(443)
200	13,484	(2,339)	(15)	23.24	(265)
100	14,818	(1,005)	(6)	24.81	(108)
0	15,823	—	—	25.89	—
-100	16,194	370	2	26.16	27
-200	—	—	—	—	—
-300	—	—	—	—	—

Although the OTS has informed First Federal Savings that it is not subject to the interest rate risk component discussed above, First Federal Savings is still subject to interest rate risk and, as can be seen above, rising interest rates will reduce First Federal Savings' NPV. The OTS has the authority to require otherwise exempt institutions to comply with the rule concerning interest rate risk.

Certain shortcomings are inherent in the method of analysis presented in the computation of NPV. Although certain assets and liabilities may have similar maturities or periods within which they will reprice, they may react differently to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the table.

All of First Federal Savings' loan portfolio at December 31, 2001 had fixed interest rates. First Federal Savings' fixed-rate loans help its profitability if interest rates are stable or declining, since these loans have yields that exceed its cost of funds. However, if interest rates increase, First Federal Savings would have to pay more on its deposits and new borrowings, which would adversely affect First Federal Savings' interest rate spread.

First Federal Savings' Board of Directors has formulated asset/liability management policies designed to promote long-term profitability while managing interest rate risk. These policies are designed to reduce the impact of changes in interest rates on First Federal Savings' net interest income by achieving a more favorable match between the maturity or repricing dates of its interest-earning assets and interest-bearing liabilities. First Federal Savings has sought to maintain a strong deposit base by increasing customer investments in fixed rate obligations with an emphasis on 18-month to 60-month maturity certificates of deposit. Customer deposits are originated from the local customer base as well as brokered deposits.

Liquidity and Capital Resources

First Federal Savings' primary sources of funds are deposits, FHLB advances, repayments on loans, the maturity of investment securities, and interest income. Although maturity and scheduled amortization of loans are relatively predictable sources of funds, deposit flows and prepayments on loans are influenced significantly by general interest rates, economic conditions, and competition.

The primary investing activity of First Federal Savings is the origination of loans to be held for investment. For the years ended December 31, 2001 and 2000, First Federal Savings originated loans for the portfolio in the amount of $17.4 million and $11.4 million, respectively. For the year ended December 31, 2001, these activities were funded by principal repayments of $15 million in addition to the growth in deposits. For the year ended December 31, 2000, these activities were funded primarily by principal repayments of $7.6 million.

First Federal Savings is required to maintain minimum levels of liquid assets under the OTS regulations. It is First Federal Savings' policy to maintain its liquidity portfolio in excess of regulatory requirements.

First Federal Savings' most liquid assets are cash and cash equivalents, which include overnight deposits at First National Bank of Olathe and the FHLB of Topeka. The levels of these assets are dependent on the Association's operating, financing, lending, and investment activities during any given period. At December 31, 2001 and 2000, cash and cash equivalents were $8.6 million and $133,000, respectively. The increase in cash and cash equivalents at December 31, 2001, compared to December 31, 2000, resulted primarily from calls on investment securities and the increase in customer deposits.

Liquidity management for the Association is both an ongoing and long-term function of the Association's asset/liability management strategy. Excess funds generally are invested in overnight deposits at the FHLB of Topeka and the First National Bank of Olathe. Should the Association require funds beyond its ability to generate them internally, additional sources of funds are available through FHLB advances. The Association could pledge its mortgage loans, FHLB stock or certain other assets as collateral for such advances. At December 31, 2001, the Association had a balance of $5.0 million in FHLB advances. The Association had unused FHLB advances of approximately $2.6 million available under its line of credit at December 31, 2001.

At December 31, 2001, First Federal Savings had outstanding loan commitments of $862,000 and $213,000 of undisbursed loans in process. First Federal Savings anticipates it will have sufficient funds available to meet its current loan commitments, including loan applications received and in process prior to the issuance of firm commitments. Certificates of deposit which are scheduled to mature in one year or less at December 31, 2001, are $9.3 million. Management believes that a significant portion of such deposits will remain with First Federal Savings.

Following consummation of the conversion, First Federal of Olathe Bancorp's only business is to hold the capital stock of First Federal Savings and the investment of the net proceeds from the conversion. Management believes the net proceeds provided sufficient funds for First Federal of Olathe Bancorp's operations.

Under federal law, First Federal Savings is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of at least 1.5%, 4.0% and 8.0%, respectively. At December 31, 2001, First Federal Savings exceeded each of its capital requirements, with tangible, core and risk-based capital ratios of 20.3%, 20.3% and 48.7%, respectively.

Impact of Inflation and Changing Prices

The consolidated financial statements and notes thereto presented herein have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollar amounts without considering the changes in the relative purchasing power of money over time due to inflation. Unlike industrial companies, nearly all of the assets and liabilities of First Federal Savings are monetary in nature. As a result, interest rates have a greater impact on First Federal Savings' performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

BKD LLP

Twelve Wyandotte Plaza
120 West 12th Street, Suite 1200
Kansas City, MO 64105-1936
816 221-6300 Fax 816-221-6380

bkd.com

Independent Accountants' Report

Board of Directors
First Federal of Olathe Bancorp, Inc.
Olathe, Kansas

We have audited the accompanying consolidated balance sheets of First Federal of Olathe Bancorp, Inc. and its wholly-owned subsidiary, First Federal Savings and Loan Association of Olathe (the "Association") as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Federal of Olathe Bancorp, Inc. and Subsidiary as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Kansas City, Missouri
January 23, 2002

First Federal of Olathe Bancorp, Inc.

Consolidated Balance Sheets

December 31, 2001 and 2000

Assets

	2001	2000
Cash and cash equivalents		
Cash and non-interest earning deposits	$ 317,541	$ 132,860
Federal funds sold	8,300,000	
Total cash and cash equivalents	8,617,541	132,860
Held-to-maturity securities, at cost	5,500,000	12,594,061
Available-for-sale securities	1,847,909	828,576
Federal Home Loan Bank stock, at cost	380,000	330,000
Loans, net of deferred loan fees and allowance for loan losses	38,414,852	36,059,760
Accrued interest and dividend receivable	331,605	455,310
Equipment, net of accumulated depreciation	8,081	13,813
Refundable income taxes	117,918	
Other real estate owned	217,882	
Other assets		6,502
Total assets	$ 55,435,788	$ 50,420,882

See Notes to Consolidated Financial Statements

Liabilities and Stockholders' Equity

	2001	2000
Liabilities		
Deposits		
Noninterest-bearing	$ 166,689	
Interest-bearing	37,503,921	$ 28,504,396
	37,670,610	28,504,396
Dividends payable	93,844	102,364
Advances from borrowers for taxes and insurance	1,190	3,936
Interest payable on deposits	54,044	39,940
Advances from the Federal Home Loan Bank	5,000,000	6,600,000
Accrued expenses	85,530	78,646
Deferred income taxes	289,802	234,924
Income taxes payable		20,597
Total liabilities	43,195,020	35,584,803
Stockholders' Equity		
Common stock, $.01 par value, 4,000,000 shares authorized, 556,328 shares issued, 513,726 and 556,328 outstanding in 2001 and 2000, respectively	5,563	5,563
Additional paid-in capital	3,336,145	5,041,442
Retained earnings	9,996,392	9,700,070
Unearned ESOP shares	(291,696)	(434,448)
Deferred compensation	(340,203)	
Accumulated other comprehensive income		
Unrealized appreciation on available-for-sale securities, net of income taxes of $301,000 in 2001 and $294,000 in 2000	535,648	523,452
	13,241,849	14,836,079
Treasury stock, at cost, 42,602 shares	(1,001,081)	
Total stockholders' equity	12,240,768	14,836,079
Total liabilities and stockholders' equity	$ 55,435,788	$ 50,420,882

First Federal of Olathe Bancorp, Inc.

Consolidated Statements of Income

Years Ended December 31, 2001 and 2000

	2001	2000
Interest and Dividend Income		
Loans receivable	$ 3,296,639	$ 2,930,609
Investment securities	623,812	831,345
Cash and cash equivalents	202,979	119,995
Equity securities	25,675	25,448
Total interest and dividend income	4,149,105	3,907,397
Interest Expense		
Deposits	1,805,272	1,731,475
Federal Home Loan Bank advances	338,806	170,100
Total interest expense	2,144,078	1,901,575
Net Interest and Dividend Income	2,005,027	2,005,822
Non-Interest Income		
Service charges and other fees	22,677	13,324
Gain on sale of other real estate	14,253	
	36,930	13,324
Non-Interest Expense		
Salaries and related payroll expenses	620,801	127,640
Federal insurance premiums	23,961	24,416
Directors' fees	56,480	44,580
Occupancy of premises	53,848	41,938
Professional fees	204,196	116,112
Other general and administrative expenses	67,260	44,675
Total non-interest expense	1,026,546	399,361
Income before Income Taxes	1,015,411	1,619,785
Income Tax Provision	455,000	614,000
Net Income	$ 560,411	$ 1,005,785
Earnings Per Share – Basic	$ 1.12	$ 1.33
Earnings Per Share – Diluted	$ 1.11	$ 1.33

See Notes to Consolidated Financial Statements

First Federal of Olathe Bancorp, Inc.
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2001 and 2000

	Comprehensive Income	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned ESOP Shares	Deferred Compensation	Accumulated Other Comprehensive Income	Treasury Stock	Total Equity
Balance, December 31, 1999				$ 8,796,861			$ 371,764		$ 9,168,625
Net income	$ 1,005,785			1,005,785					1,005,785
Other comprehensive income									
Change in unrealized appreciation on available-for-sale securities, net of income taxes of $101,628	151,688						151,688		151,688
Proceeds from issuance of common stock		$ 5,563	$ 5,036,269						5,041,832
Common stock purchased by ESOP					$ (445,060)				(445,060)
ESOP shares released			5,173	(212)	10,612				15,573
Dividends on common stock ($.20 per share)				(102,364)					(102,364)
Comprehensive Income	$ 1,157,473								
Balance, December 31, 2000		5,563	5,041,442	9,700,070	(434,448)		523,452		14,836,079
Net income	$ 560,411			560,411					560,411
Other comprehensive income									
Change in unrealized appreciation on available-for-sale securities, net of income taxes of $7,000	12,196						12,196		12,196
Issuance of 25,030 shares under recognition plan				(70,154)		$ (513,115)		$ 583,269	
Compensation cost on awards issued under recognition plan						172,912			172,912
Purchase of 67,632 shares of common stock for the treasury								(1,584,350)	(1,584,350)
ESOP shares released			171,583	(780)	142,752				313,555
Dividends on common stock ($.40 per share)				(193,155)					(193,155)
Special cash distribution ($4.00 per share)			(1,876,880)						(1,876,880)
Comprehensive Income	$ 572,607								
Balance, December 31, 2001		$ 5,563	$ 3,336,145	$ 9,996,392	$ (291,696)	$ (340,203)	$ 535,648	$ (1,001,081)	$ 12,240,768

See Notes to Consolidated Financial Statements

First Federal of Olathe Bancorp, Inc.
Consolidated Statements of Cash Flows
Years Ended December 31, 2001 and 2000

	2001	2000
Operating Activities		
Net income	$ 560,411	$ 1,005,785
Items not requiring (providing) cash		
Depreciation and amortization	5,732	5,830
Accretion of discounts on securities	(5,939)	(15,548)
Gain on disposal of other real estate	(14,253)	—
Deferred income taxes	47,744	108,040
Compensation expense recognized on allocated ESOP shares	313,555	15,573
Compensation expense on 2001 Recognition and Retention Plan	172,912	—
Changes in		
Accrued interest receivable	123,705	(35,220)
Other assets	6,499	139,760
Accrued interest payable	14,104	(11,149)
Accrued expenses	6,884	(27,529)
Income taxes payable	(138,515)	41,597
Net cash provided by operating activities	1,092,839	1,227,139
Investing Activities		
Net originations of loans	(2,587,402)	(4,587,286)
Proceeds on sale of other real estate	28,681	—
Purchase of available-for-sale securities	(1,000,000)	—
Purchase of FHLB stock	(50,000)	(21,700)
Proceeds from maturities of held-to-maturity securities	12,850,000	1,000,000
Purchases of held-to-maturity securities	(5,750,000)	(2,578,513)
Net cash provided by (used in) investing activities	3,491,279	(6,187,499)
Financing Activities		
Net increase (decrease) in deposits	9,166,214	(7,698,855)
FHLB advances (repayments)	(1,600,000)	5,600,000
Proceeds from issuance of common stock	—	5,041,832
Common stock purchased by ESOP	—	(445,060)
Purchase of treasury stock	(1,584,350)	—
Dividends paid	(201,675)	—
Special cash distribution	(1,876,880)	—
Net decrease in advances from borrowers for taxes and insurance	(2,746)	(10,057)
Net cash provided by financing activities	3,900,563	2,487,860
Increase (Decrease) in Cash and Cash Equivalents	8,484,681	(2,472,500)
Cash and Cash Equivalents, Beginning of Year	132,860	2,605,360
Cash and Cash Equivalents, End of Year	$ 8,617,541	$ 132,860
Additional Cash Payment Information		
Conversion of loans to other real estate	$ 350,910	
Sale of other real estate under mortgage loan	(118,600)	
Interest paid	2,129,974	$ 1,912,725
Income taxes paid	545,771	487,111

See Notes to Consolidated Financial Statements

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

First Federal of Olathe Bancorp, Inc. (the "Company") was incorporated in December 1999 to facilitate the conversion of First Federal Savings and Loan Association of Olathe (the "Association") from mutual to stock form (the "Conversion"). On April 11, 2000, with the consummation of the Conversion, the Company became the holding company of the Association *(see Note 2)*. The Company had no results of operations prior to January 1, 2000.

The Association was incorporated in December 1923 and provides financial services to individual and corporate customers through its office in Olathe, Kansas. The Association's primary source of revenue is interest and fees on one-to-four family dwelling loans. The Association's lending activity is concentrated within Johnson County, Kansas. The Association is subject to competition from other financial institutions. The Association also is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its 100% owned subsidiary, the Association. Significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held for sale, management obtains independent appraisals for significant properties.

Management believes that the allowances for loan losses and the valuation of foreclosed assets held for sale are adequate. While management uses available information to recognize losses on loans and foreclosed assets held for sale, changes in economic conditions may necessitate revision of these estimates in future years. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Association's allowances for loan losses and valuation of foreclosed assets held for sale. Such agencies may require the Association to recognize additional losses based on their judgments of information available to them at the time of their examination.

Securities

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Realized gains and losses, based on amortized cost of the specific security, are included in other income. Unrealized gains and losses are recorded, net of related income tax effects, in stockholders' equity. Premiums and discounts are amortized and accreted, respectively, to interest income using a method which approximates the level-yield method over the period to maturity.

Held-to-maturity securities, which include any security for which the Company has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts. Premiums and discounts are amortized and accreted, respectively, to interest income using methods approximating the interest method over the period to maturity.

Interest and dividends on investments in debt and equity securities are included in income when earned.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-offs are reported at their outstanding principal, adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

Loans receivable consist primarily of conventional first mortgage loans for permanent one-to-four family dwellings. It is the policy of the Association to limit mortgages to 80% of the appraised value of the mortgaged property.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Association will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Equipment

Depreciable assets, consisting of computer and office equipment, are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the five year estimated useful lives of the assets.

Foreclosed Assets Held for Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Fee Income

Loan origination fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment net of a prepayment factor over the contractual term of the related loans using the interest method.

Income Taxes

Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2001 and 2000, cash equivalents consisted of federal funds sold in overnight transactions.

Earnings Per Share

Earnings per share have been computed based upon the weighted-average common shares outstanding for each year.

Note 2: Formation of Holding Company and Conversion to Stock Form

On April 11, 2000, the Company became the holding company for First Federal Savings and Loan Association of Olathe upon the Association's conversion from a federally chartered mutual savings association to a federally chartered capital stock savings association. The conversion was accomplished through the sale and issuance by the Company of 556,328 shares of common stock at $10 per share (par value of $0.01 per share). Proceeds from the sale of common stock, net of expenses incurred of $521,448, were $5,041,832, inclusive of $445,060 related to shares held by the Association's Employee Stock Ownership Plan ("ESOP").

Note 3: Investments

Available-For-Sale Securities

The amortized cost and approximate fair value of available-for-sale securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
December 31, 2001				
Equity securities	$ 1,010,960	$ 836,949		$ 1,847,909
December 31, 2000				
Equity securities	$ 10,960	$ 817,616		$ 828,576

Held-To-Maturity Securities

The amortized cost and approximate fair value of held-to-maturity securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2001				
United States Government and Agency obligations	$ 5,500,000	$ 33,580	$ (58,420)	$ 5,475,160
December 31, 2000				
United States Government and Agency obligations	$ 12,594,061		$ (338,013)	$ 12,256,048

Maturities of held-to-maturity securities at December 31, 2001:

	Amortized Cost	Approximate Fair Value
One year or less	$ —	$ —
After one through five years	500,000	511,720
After five through ten years	1,000,000	1,009,060
After ten years	4,000,000	3,954,380
	$ 5,500,000	$ 5,475,160

There were no sales of available-for-sale securities for the years ended December 31, 2001 and 2000.

Note 4: Loans and Allowance for Loan Losses

Categories of loans at December 31, 2001 and 2000 include:

	2001	2000
One-to-four family	$ 38,670,722	$ 36,244,260
Commercial real estate loans	120,934	49,988
Other	223,161	275,400
Total loans	39,014,817	36,569,648
Less:		
Deferred loan fees, net	(424,965)	(334,888)
Allowance for loan losses	(175,000)	(175,000)
Net loans	$ 38,414,852	$ 36,059,760

Activity in the allowance for loan losses was as follows:

	2001	2000
Balance, beginning of year	$ 175,000	$ 175,000
Provision for loan losses	—	—
Balance, end of year	$ 175,000	$ 175,000

Note 5: Equipment

Major classifications of equipment, stated at cost, are as follows:

	2001	2000
Computer equipment	$ 72,456	$ 72,456
Office equipment	4,114	4,114
	76,570	76,570
Less accumulated depreciation	68,489	62,757
Net equipment	$ 8,081	$ 13,813

Note 6: Interest-Bearing Deposits

Deposits at December 31, 2001 and 2000 are summarized as follows:

	2001	2000
Money market	$ 1,860,473	$ 1,797,037
Savings accounts	4,108,028	3,019,383
Certificates of deposit	31,535,420	23,687,976
	$ 37,503,921	$ 28,504,396

At December 31, 2001, the scheduled maturities of certificates of deposit are as follows:

2002	$ 9,336,092
2003	15,301,400
2004	2,541,904
2005	1,468,859
2006 and thereafter	2,887,165
	$ 31,535,420

Interest expense on deposits for the years ended December 31, 2001 and 2000 is summarized as follows:

	2001	2000
Money market and savings	$ 147,405	$ 183,261
Certificates of deposit	1,657,867	1,548,214
	$ 1,805,272	$ 1,731,475

Interest-bearing deposits in denominations of $100,000 or more were $9,569,467 and $5,456,007 as of December 31, 2001 and 2000, respectively.

Brokered deposits are received in the normal course of business. As of December 31, 2001 and 2000, brokered deposits of $7,328,000 and $2,834,000 respectively, were included in interest-bearing deposits.

Note 7: Federal Home Loan Bank Stock and Advances

The Association is required to purchase stock in the FHLB. Such stock may be redeemed at par but is not readily marketable. The Association had stock of $380,000 and $330,00 at December 31, 2001 and 2000, respectively.

The Association is able to borrow from the FHLB of Topeka in order to meet operating and long-term financing needs. The borrowings are limited to an investment ratio of 20 to 1 of the Association's investment in FHLB stock, and are further limited to 40% of total assets. The borrowings must be further secured by one-to-four family dwelling loans pledged to the FHLB. Maximum available borrowings, based upon a percentage of assets and contingent upon the purchase of additional stock, amounted to approximately $22.1 million as of December 31, 2001. The total advances available from the FHLB as of December 31, 2001, based on the ratio of stock owned, amount to $7,600,000 of which $5,000,000 had been extended.

Long-term advances from the FHLB at December 31, 2001 and 2000 consisted of the following components:

	2001	2000
$1,000,000 advance, 1 year at 5.46%, due January 2002	$ 1,000,000	—
$1,000,000 advance, 2 years at 5.29%, due January 2003	1,000,000	—
$1,000,000 advance, 5 years at 5.63%, due January 2006	1,000,000	—
$2,000,000 advance, 2 years at 6.51%, due November 2002	2,000,000	$ 2,000,000
$1,000,000 advance, 3 years at 5.74%, due February 2001	—	1,000,000
$1,000,000 advance, 1 year at 7.17%, due June 2001	—	1,000,000
	$ 5,000,000	$ 4,000,000

Aggregate annual maturities of long-term debt at December 31, 2001 are:

Year Ending	Amount
2002	$ 3,000,000
2003	1,000,000
2004	—
2005	—
2006	1,000,000
	$ 5,000,000

Short-term advances from the FHLB are comprised of advances under a line of credit between the Association and the FHLB. The current line of credit has a maturity date of February 2, 2002, which will be automatically extended for one year unless terminated at the request of the Association. Interest accrues on the outstanding daily balance at a daily adjusted rate of the federal funds rate plus 15 basis points. Advances on the line of credit are limited to the total borrowing ceiling, as noted above, less that amount extended under long-term advances. There were no advances under the line as of December 31, 2001. At December 31, 2000, the balance outstanding under this line of credit amounted to $2,600,000.

Note 8: Employee Benefit Plan

The Association participates in a noncontributory group pension plan for the savings and loan industry. This defined benefit plan covers all full-time employees. There were no contributions to the plan for the years ended December 31, 2001 and 2000 since the plan was fully funded in accordance with the maximum funding standards of ERISA. Because this is a multiple-employer pension plan, the actuarial present value of plan benefits is not determinable. The net assets of the fund available for benefits at June 30, 2001, the most recent information available, amounted to approximately $1.682 billion.

Note 9: Regulatory Matters

The Association is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Association's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that the Association meets all capital adequacy requirements to which it is subject.

As of June 4, 2001, the most recent notification from the Office of Thrift Supervision categorized the Association as *well capitalized* under the regulatory framework for prompt corrective action. To be categorized as *well capitalized*, the Association must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Association's category.

	Actual		For Capital Adequacy Purposes		To Be *Well Capitalized* Under the Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)			
December 31, 2001						
Total Risk-Based Capital (to Risk-Weighted Assets)	$ 12,189	48.7%	$ 2,004	8.0%	$ 2,505	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$ 11,637	46.5%			$ 1,503	6.0%
Tier 1 Capital (to Adjusted Total Assets)	$ 11,637	20.3%	$ 2,289	4.0%	$ 2,861	5.0%
Tangible Capital (to Adjusted Total Assets)	$ 11,637	20.3%	$ 858	1.5%		
December 31, 2000						
Total Risk-Based Capital (to Risk-Weighted Assets)	$ 12,142	54.4%	$ 1,785	8.0%	$ 2,231	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$ 11,967	53.6%			$ 1,339	6.0%
Tier 1 Capital (to Adjusted Total Assets)	$ 11,967	25.1%	$ 1,934	4.0%	$ 2,418	5.0%
Tangible Capital (to Adjusted Total Assets)	$ 11,967	25.1%	$ 725	1.5%		

The Association is subject to certain restrictions that prohibit the declaration or payment of dividends without prior regulatory approval.

Note 10: Transactions with Related Parties

At December 31, 2001 and 2000, the Association had loans outstanding to executive officers, directors and companies in which the Association's executive officers or directors were principal owners, in the amount of $449,236 and $489,446, respectively.

In management's opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.

Note 11: Income Taxes

The provision for income taxes includes these components:

	2001	2000
Taxes currently payable	$ 407,256	$ 505,960
Deferred income taxes	47,744	108,040
	$ 455,000	$ 614,000

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

	2001	2000
Computed at the statutory rate (34%)	$ 345,000	$ 551,000
Increase (decrease) resulting from:		
State income taxes – net of federal tax benefit	47,000	46,000
Nondeductible ESOP compensation expense	58,000	—
Other	5,000	17,000
Actual tax provision	$ 455,000	$ 614,000

The tax effects of temporary differences related to deferred taxes shown on the consolidated balance sheets are:

	2001	2000
Deferred Tax Assets		
Deferred compensation	$ 17,000	—
Allowance for loan losses	69,076	$ 69,076
Deferred tax assets	86,076	69,076
Deferred Tax Liabilities		
FHLB stock	(8,000)	(8,000)
Depreciation	(1,878)	(2,000)
Deferred loan fees	(39,000)	—
ESOP dividend	(26,000)	—
Unrealized gains on available-for-sale securities	(301,000)	(294,000)
Deferred tax liabilities	(375,878)	(304,000)
Net deferred tax liabilities	$ (289,802)	$ (234,924)

Retained earnings at December 31, 2001 and 2000, include approximately $1,016,000, for which no deferred federal income tax liability has been recognized. These amounts represent an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The deferred income tax liabilities on the preceding amounts that would have been recorded if they were expected to reverse into taxable income in the foreseeable future were approximately $406,000, at December 31, 2001 and 2000.

Note 12: Disclosures about Fair Value of Financial Instruments

The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which method involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

	December 31,			
	2001		2000	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Assets:				
Cash and cash equivalents	$ 8,617,541	$ 8,617,541	$ 132,860	$ 132,860
Investment securities	7,347,909	7,323,069	13,422,637	13,084,624
Capital stock of Federal Home Loan Bank	380,000	380,000	330,000	330,000
Loans	38,414,852	38,640,029	36,059,760	35,813,633
Accrued interest and dividend receivable	331,605	331,605	455,310	455,310
Liabilities:				
Deposits	37,670,610	38,700,674	28,504,396	28,387,305
Advances from Federal Home Loan Bank	5,000,000	5,153,411	6,600,000	6,572,818
Interest payable on deposits	54,044	54,044	39,940	39,940

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and Cash Equivalents

For these short-term instruments, the carrying amount approximates fair value.

Investment Securities

Fair values for investment securities equal quoted market prices, if available. If quoted market prices are not available, fair values are estimated based on quoted market prices of similar securities.

Loans

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations. The carrying amount of accrued interest approximates its fair value.

Capital Stock of FHLB

The carrying value of the FHLB stock approximates its fair value, as all transactions with the FHLB are at par.

Deposits

The fair value of demand deposits, savings accounts and money market deposits is the amount payable on demand at the reporting date (i.e., their carrying amount). The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Advances from the FHLB

Rates currently available to the Association for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Commitments to Extend Credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of commitments to extend credit is not presented since management believes the fair value to be insignificant.

Note 13: Commitments and Credit Risk

As of December 31, 2001 and 2000, the Association had outstanding commitments to originate fixed rate loans and undisbursed loan proceeds for loans in process amounting to $1,075,240 and $672,000, respectively. At December 31, 2001, the interest rates on the outstanding commitments ranged from 7.00% to 8.25%.

Note 14: Employee Stock Ownership Plan

In connection with the conversion to stock form, the Association established an internally leveraged employee stock ownership plan (ESOP) for the exclusive benefit of eligible employees (all salaried employees who have completed at least 1,000 hours of service in a 12-month period and have attained the age of 21). The ESOP borrowed funds from the Company in an amount sufficient to purchase 44,506 shares (8% of the common stock issued in the stock offering). The loan is secured by the shares purchased and will be repaid by the ESOP with funds from contributions made by the Association, dividends received by the ESOP and any other earnings on ESOP assets. The Association makes annual contributions to the ESOP equal to the ESOP's debt service less dividends received by the ESOP. All dividends received by the ESOP are used to pay debt service. Contributions will be applied to repay interest on the loan first, then the remainder will be applied to principal. The loan is expected to be repaid over a period of up to 30 years. Shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid. Contributions to the ESOP and shares released from the suspense account are allocated among participants in proportion to their compensation relative to total compensation of all active participants. Participants will vest in their accrued benefits under the employee stock ownership plan at the rate of 20% per year. Vesting is accelerated upon retirement, death or disability of the participant or a change in control of the Association. Forfeitures will be reallocated to remaining plan participants. Benefits may be payable upon retirement, death, disability, separation from service or termination of the ESOP. Since the Association's annual contributions are discretionary, benefits payable under the ESOP cannot be estimated.

The Association accounts for its ESOP in accordance with Statement of Position ("SOP") 93-6, *Employers Accounting for Employee Stock Ownership Plans*. Accordingly, the debt of the ESOP is eliminated in consolidation and the shares pledged as collateral are reported as unearned ESOP shares in the consolidated statements of financial condition. Contributions to the ESOP shall be sufficient to pay principal and interest currently due under the loan agreement. As shares are committed to be released from collateral, the Company reports compensation expense equal to the average market price of the shares for the respective period, and the shares become outstanding for earnings per share computations. ESOP compensation expense was $313,555 and $15,573 in 2001 and 2000, respectively. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest.

A summary of ESOP shares at December 31, 2001 and 2000 are as follows:

	2001	2000
Released shares	15,336	1,061
Unreleased shares	29,170	43,445
Total	44,506	44,506
Fair value of unreleased shares at December 31	$ 736,543	$ 738,565

Note 15: Recognition and Retention Plan

On April 25, 2001, the stockholders of the Company approved the Recognition and Retention Plan (the "Recognition Plan") for directors, officers and employees. Under the Recognition Plan, the Company may award up to 27,816 shares of common stock. During the year, the Company granted 25,030 shares to eligible participants. The value of the shares awarded under the plan is determined based on the market price of the Company's stock on the date of grant. The shares vest and are earned by the recipient at a rate of 20% of the initially awarded amount per year, with the first installment being earned on the date of grant and succeeding installments earned on the following anniversaries of the date of grant.

As shares were issued on grant date and vest to holders over five years, the Company recorded deferred compensation in the amount of $513,115. The charge to compensation expense for the portion of shares vested during the year ended December 31, 2001 amounted to $172,912.

Note 16: Stock Option Plan

On April 25, 2001, the stockholders of the Company approved the 2001 Stock Option Plan (the "Option Plan") for directors, officers and employees. Under the Option Plan, the Company may grant options for up to 55,632 shares of common stock. Concurrent with the approval of the Option Plan, the Company granted 50,066 options to eligible participants, all of which are outstanding at December 31, 2001. The exercise price of each option is equal to the market price of the Company's stock on the date of grant ($20.50). The options vest at a rate of 20% per year, with the first installment vesting on the date of grant and succeeding installments vesting on the following anniversaries of the date of grant. The maximum term of the options is 10 years.

The fair value of the options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the key assumptions being risk-free interest rate of 4.77%, expected dividends of $.40 per year, and expected volatility of 25%.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The Company applies APB Opinion 25 and related Interpretations in accounting for its plans, and, no compensation cost has been recognized for the plan. Had compensation cost for the Company's plan been determined based on the fair value at the grant dates using Statement of Financial Accounting Standards No. 123, the Company's net income would have decreased by $98,488 for the year ended December 31, 2001. Basic and diluted earnings per share would have been $.92 for the year ended December 31, 2001.

Note 17: Earnings Per Share

Basic earnings per share is computed based upon the weighted average number of shares outstanding, less unreleased ESOP shares. Diluted earnings per share is computed using the weighted average common shares and all potential dilutive common shares outstanding for the period. Per share data for 2000 has been restated to reflect net income of the Association from April 26, 2000 (date of conversion from mutual to stock ownership) through December 31, 2000. Per share data for 2000 was previously reported as if those shares had been outstanding for the entire year. Additionally, the per share data for 2000 does not reflect the effect of any investment income that would have been earned if the net proceeds from conversion had been received at the beginning of the year.

The computation of per share earnings for the years ended December 31, 2001 and 2000 is as follows:

	2001	2000
Net income	$ 560,411	$ 1,005,785
Less: Net income January 1, 2000 to April 25, 2000	—	(325,365)
Net income (as stock Company only)	$ 560,411	$ 680,420
Average common shares outstanding	500,664	511,825
Effect of dilutive securities		
Stock options	3,780	—
Average diluted common shares	504,444	511,825
Basic earnings per share	$ 1.12	$ 1.33
Diluted earnings per share	$ 1.11	$ 1.33

Note 18: SFAS 142 Disclosure

The Financial Accounting Standards Board ("FASB") recently adopted Statement of Financial Accounting Standards (SFAS) 142, "*Goodwill and Other Intangible Assets.*" This statement establishes new financial accounting and reporting standards for acquired goodwill and other intangible assets. The statement address how intangible assets that are acquired individually or with a group of other assets should be accounted for in financial statements upon their acquisition. It also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. SFAS 142 is effective for fiscal years beginning after December 15, 2001. The Company expects to first apply SFAS 142 in the first quarter of its fiscal year ending December 31, 2002. The adoption of this statement is not expected to have a material effect on the financial statements.

Note 19: Supplemental Fourth-Quarter Information

Return of Capital

In December 2001, the Company approved a $4 return of capital to the shareholders of the Company. The aggregate amount of the return of capital, net of the amount paid on ESOP shares, amounted to $1,876,880. As discussed in Note 14, dividends on ESOP shares pledged as collateral against the internally leveraged ESOP are used to pay additional principal on the ESOP debt. Additional compensation expense recognized as the result of the release of shares from this additional debt payment amounted to approximately $269,000 in the fourth quarter of 2001.

Note 20: Condensed Financial Information (Parent Company Only)

Condensed Balance Sheets
December 31, 2001 and 2000

	2001	2000
Assets		
Cash and cash equivalents	$ 1,922,985	$ 546,795
Investment in First Federal Savings and Loan Association of Olathe	11,832,364	12,398,709
Held-to-maturity securities, at cost	—	2,094,061
Due from subsidiary	559,766	460,727
Other assets	28,398	—
Total assets	$ 14,343,513	$ 15,500,292
Liabilities		
Dividends payable	$ 102,745	$ 102,364
Notes payable to subsidiary	2,000,000	521,448
Other liabilities	—	40,401
Total liabilities	2,102,745	664,213
Stockholders' Equity		
Common stock	5,563	5,563
Additional paid in capital	3,336,145	5,041,442
Retained earnings	9,996,392	9,700,070
Unearned ESOP shares	(291,696)	(434,448)
Deferred compensation	(340,203)	—
Accumulated other comprehensive income	535,648	523,452
Treasury stock	(1,001,081)	—
Total stockholders' equity	12,240,768	14,836,079
Total liabilities and stockholders' equity	$ 14,343,513	$ 15,500,292

Condensed Statements of Income
Years Ended December 31, 2001 and 2000

	2001	2000
Income		
Investment securities	$ 16,573	$ 78,035
Dividend from subsidiary	1,000,000	—
Other income	67,452	53,467
	1,084,025	131,502
Expenses	168,523	92,921
Income before Income Taxes and Equity in Undistributed Net Income of Subsidiary	915,502	38,581
Income Tax Expense (Benefit)	(26,000)	14,000
Income before Equity in Undistributed Net Income of Subsidiary	941,502	24,581
Equity in Undistributed Net Income of Subsidiary Less Dividend from Subsidiary	(381,091)	981,204
Net Income	$ 560,411	$ 1,005,785

Condensed Statements of Cash Flows
Years Ended December 31, 2001 and 2000

	2001	2000
Operating Activities		
Net income	$ 560,411	$ 1,005,785
Items not requiring (providing) cash		
Accretion of discounts on securities	(5,939)	(15,548)
Deferred taxes	(25,988)	(312)
Equity in undistributed earnings of subsidiary	(618,909)	(981,204)
Dividend from subsidiary	1,000,000	—
Changes in		
Other assets	25,541	(25,541)
Other liabilities	(42,812)	40,713
Net cash provided by operating activities	892,304	23,893
Investing Activities		
Payments received from subsidiary	746,263	14,835
Purchase of common stock of subsidiary	—	(2,531,640)
Purchase of held-to-maturity securities	—	(2,078,513)
Proceeds from maturities of held-to-maturity securities	2,100,000	—
Net cash provided by (used in) investing activities	2,846,263	(4,595,318)
Financing Activities		
Proceeds on loan from subsidiary	2,000,000	521,448
Principal payments on loan from subsidiary	(521,448)	—
Purchases of treasury stock	(1,584,350)	—
Dividends paid	(201,675)	—
Special cash distribution	(2,054,904)	—
Proceeds from issuance of common stock	—	4,596,772
Net cash provided by (used in) financing activities	(2,362,377)	5,118,220
Increase in Cash and Cash Equivalents	1,376,190	546,795
Cash and Cash Equivalents, Beginning of Year	546,795	—
Cash and Cash Equivalents, End of Year	$ 1,922,985	$ 546,795
Additional Cash Payment Information		
Common stock issued under note to internally leverage ESOP	$ —	$ 445,060
Treasury stock issued under stock award plan	513,115	—

COMMON STOCK AND RELATED MATTERS

The Company's Common Stock is listed on the Over-the-Counter Electronic Bulletin Board under the symbol "FFOL.OB". As of December 31, 2001, the Company had 160 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms), and 513,726 shares outstanding.

The following tables set forth market price and dividend information for the Common Stock since the completion of the Association's stock conversion on April 11, 2000. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions.

Year Ended December 31, 2001	High	Low	Cash Dividends Declared
First Quarter	$ 16.88	$ 14.98	N/A
Second Quarter	20.04	16.40	$.20 per share
Third Quarter	19.94	19.41	N/A
Fourth Quarter	25.25	19.20	$4.20 per share*

*Includes a $4.00 per share special cash distribution.

Year Ended December 31, 2000	High	Low	Cash Dividends Declared
First Quarter	N/A	N/A	N/A
Second Quarter	$ 13.75	$ 12.50	N/A
Third Quarter	16.25	13.75	N/A
Fourth Quarter	17.00	16.50	$.20 per share

Payment of dividends on the Company's common stock is subject to determination and declaration by the Board of Directors and depends upon a number of factors, including capital requirements, regulatory limitations on the payment of dividends, the Company's results of operations and financial condition, tax considerations and general economic conditions. No assurance can be given that dividends will be declared or, if declared, what the amount of the dividends will be, or whether such dividends, once declared, will continue.

CORPORATE AND STOCKHOLDER INFORMATION

Corporate Offices

First Federal of Olathe Bancorp, Inc.
100 E. Park
Olathe, KS 66061
(913) 397-6737
(913) 782-4282 fax

Annual Meeting of Shareholders

The annual meeting of First Federal of Olathe Bancorp, Inc. will be held April 25, 2001 at 3:00 p.m. at 100 E. Park, Olathe, Kansas.

Annual Report on Form 10-K

For the 2000 fiscal year, First Federal of Olathe Bancorp, Inc. has filed an Annual Report on Form 10-K with the Securities and Exchange Commission.
The Form 10-K is available on the World Wide Web as part of the SEC EDGAR database at www.sec.gov. *Shareholders may also obtain a copy free of charge by writing to: First Federal of Olathe Bancorp, Inc. 100 E. Park, Olathe, KS 66061.*

Stock Transfer Agent & Registrar

Shareholders wishing to change name, address or ownership of stock, or to report lost certificates or to consolidate accounts should contact the Company's stock registrar and transfer agent directly at:

Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ 07016
(800) 368-5948

Counsel

Luse Lehman Gorman Pomerenk & Schick
5335 Wisconsin Ave NW - Suite 400
Washington, D.C. 20015

Independent Auditors

Baird, Kurtz & Dobson
120 W. 12th Street - Suite 1200
Kansas City, MO 64105

Market Information for Common Stock

The Common Stock of First Federal of Olathe Bancorp, Inc. trades on the Over-the-Counter Bulletin Board under the symbol "FFOL". At January 3, 2001, there were approximately 159 shareholders of record not including the number of persons or entities holding stock in nominee or street names through various brokers and banks. Common stock was issued at $10.00 per share in connection with the Company's initial public offering completed on April 11, 2000.

Directors and Officers

Mitch Ashlock: *President, Director, Chief Executive Officer*

Donald K. Ashlock: *Chairman, Director*

John M. Bowen: *Director, owner - John M. Bowen & Associates, Kansas City, MO*

Carl R. Palmer: *Director, owner - Carl Palmer Realty, Olathe, KS*

Marvin Eugene Wollen: *Director, Optometrist, Olathe, KS*

Kenda K. Camp: *Secretary and Treasurer*

Milynn VanDeKerkhove: *Assistant Secretary and Treasurer*

First Federal of Olathe Bancorp, Inc.

100 East Park
P.O.Box 636
Olathe, KS 66051